Exhibit (a)(5)(H)

MEMORANDUM OF UNDERSTANDING

WHEREAS, the parties to the action in the Superior Court of the State of California, Orange County (the “Court”), in the underlying litigation, RICHARD HARTMAN and BRYAN BURNETT, individually and on behalf of all others similarly situated, v. TIMOTHY WALBERT, MICHAEL GREY, JOHN MCKEARN, ROBERT BECK, GREGORY TIBBITTS, IDM PHARMA, INC., TAKEDA AMERICA HOLDINGS, INC., and JADE SUBSIDIARY CORPORATION, Case No 30-2009-00270784 (the “Action”), have reached an agreement-in-principle providing for the settlement of the Action on the terms and subject to the conditions set forth below.

WHEREAS, on or about May 18, 2009, IDM Pharma, Inc. (“IDM” or the “Company”) and Takeda America Holdings, Inc. (“Takeda”) announced a definitive agreement, under which Jade Subsidiary Corporation (“Merger Sub”), Takeda’s wholly owned subsidiary, planed to acquire all the outstanding shares of IDM Pharma through a cash tender offer for $2.64 per share in cash for each share of IDM Pharma common stock (the “Transaction”).

WHEREAS, on May 22, 2009, Plaintiffs Richard Hartman and Bryan Burnett (“Plaintiffs”) filed a putative Class Action Complaint in this Court on behalf of all shareholders of IDM challenging the Transaction.   (Plaintiffs and Defendants are hereinafter collectively referred to as the “Parties”.)

WHEREAS, on May 26, 2009, IDM filed with the Securities and Exchange Commission (“SEC”) a Schedule 14D-9 Recommendation Statement (“Recommendation Statement”) in connection with the Transaction.

WHEREAS, on May 27, 2009, Plaintiffs filed an Amended Class Action Complaint (“Complaint”), alleging, inter alia, that the individual defendants breached their fiduciary duties by failing to adequately disclose certain material information regarding the Transaction in its

Recommendation Statement, as well as that IDM, Takeda, and Merger Sub aided and abetted the directors breaches of fiduciary duties.

WHEREAS, on May 27, 2009, counsel for Plaintiffs sent a letter to counsel for Defendants seeking to meet and confer regarding Plaintiffs’ request for expedited discovery, including the production of specified categories of documents in order to avoid motion practice.

WHEREAS, on June 2, 2009, the Parties negotiated and agreed upon a Stipulation and Confidential Agreement and Order to govern the Parties’ production of confidential non-public documents and information in this Action.

WHEREAS, beginning on June 2, 2009, Defendants began producing certain confidential and non-public documents to Plaintiffs’ counsel relating to the Transaction, including, among other things, minutes from meetings of IDM’s board of directors and presentation materials prepared by JMP Securities LLC.

WHEREAS between June 4, 2009 and June 15, 2009, counsel for the Defendants and counsel for Plaintiffs engaged in good faith discussions with regard to the possible settlement of the Action, which discussions included comments by Plaintiffs’ counsel that precipitated the disclosure of additional information in the Amendment No. 3 to the Recommendation Statement as defined infra.

WHEREAS, after arm’s -length negotiations, the Parties reached an agreement in principle concerning the proposed settlement of the Action, which is set forth in this Memorandum of Understanding (“MOU”).  Because counsel for the Parties have concluded that the terms contained in this MOU are fair and adequate to both the Company and its shareholders and that it is reasonable to pursue a settlement of the Action based upon the procedures outlined herein and the benefits and protections offered herein, the Parties wish to document their agreement in principle in this MOU.

WHEREAS, notwithstanding their belief that the allegations asserted in the Action are without merit, Defendants have concluded that it is desirable that the claims against them be settled on the terms reflected in this MOU and have agreed solely in the context of settlement to make certain additional disclosures, without any admission that such disclosures were required or were material to stockholders.

WHEREAS, all Parties recognize the time and expense that would be incurred by further litigation in this matter and the uncertainties inherent in such litigation.

WHEREAS, Plaintiffs have determined that the settlement of the Action on the terms reflected in this MOU is fair, reasonable and adequate and in the best interest of IDM’s stockholders.

WHEREAS, Defendants deny the allegations and all other charges of wrongdoing or liability arising out of any conduct, statements, acts or omissions relating to the Transaction that were or could be alleged in the Action, and specifically deny that the Recommendation Statement was false or misleading, or that any additional disclosures were required under SEC rules or any applicable legal principle, and deny that they have committed or aided and abetted in the commission of any violation of any law or duty of any kind or engaged in any of the harmful acts alleged in the action, and expressly maintain that they have scrupulously and diligently complied with their fiduciary and other legal duties, and are entering into this MOU to eliminate the burden and existence of further litigation.

NOW, THEREFORE, as a result of the foregoing and the negotiations among counsel to the Parties, the Parties to this MOU have reached an agreement providing for the settlement of the Action on the terms and subject to the conditions set forth below (the “Settlement”):

1.                                       In consideration for the Settlement and dismissal with prejudice of the Action and the releases provided herein, the Company will file an Amendment to the Recommendation Statement with the SEC containing supplemental disclosures as agreed to by the Parties (the “Supplemental Disclosures”).  The Supplemental Disclosures are attached hereto as Exhibit A.

2.                                       Defendants in the Action acknowledge that the pendency and prosecution of the Action and the desirability of addressing Plaintiffs’ claims in the Action resulted in the decision to disclose supplemental information in the Supplemental Disclosures.

3.                                       In order to permit Plaintiffs to confirm the fairness and reasonableness of the Settlement, IDM agrees, in addition to the documents IDM has already provided to Plaintiffs pursuant to the June 2, 2009 Confidentiality Agreement, to make one IDM director available for an off-the-record, telephonic interview.

4.                                       Within 15 days from the date of the last signature on this MOU, the Parties will attempt in good faith to agree upon and execute an appropriate Stipulation of Settlement of the Action (the “Stipulation”) and such other documentation as may be required in order to obtain Final Court Approval (as defined below) predicated upon the terms outlined in this MOU (the “Settlement Documents”), and such Stipulation shall be executed and submitted to the Court for approval at the earliest practicable time.

5.                                       The Stipulation shall expressly provide, among other things, that:

a.                                       the Action will be dismissed with prejudice and without costs to any party (except as provided herein) of all claims that were or could have been asserted and all other claims (as described below) upon entry of the Order and Judgement (as defined in paragraph 8, below);

b.                                      the Defendants in the Action have denied, and continue to deny, that they have committed, attempted to commit, or aided and abetted in the commission of any breach of fiduciary duty or breach of a duty of disclosure owed to the Company or its shareholders or otherwise, or any violation of law or that they have engaged in any of the wrongful acts alleged in the Action, or that any additional disclosures are required under federal or state disclosure laws or any applicable legal principle;

c.                                       the Defendants in the Action are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, expense, and disruption resulting to the Defendants from further litigation;

d.                                      Plaintiffs’ counsel in the Action believe that the proposed Settlement is fair, reasonable, and adequate and in the best interests of Plaintiffs and the proposed class;

e.                                       for purposes of the Settlement only, Plaintiffs will petition the Court for conditional certification of the Action as an opt-out class action pursuant to California Civil Procedure Section 382 and Rule 3.769 of California Rules of Court, with a plaintiff class consisting of all persons or entities who held IDM stock, either of record or beneficially, and their successors-in-interest and transferees, other than Defendants and their affiliates, at any time between May 18, 2009 through and including the Closing Date as defined in the Agreement and Plan of Merger and Reorganization among Takeda, Merger Sub, and IDM (the “Merger Agreement”)(the “Class”);

f.                                         Defendants shall receive a release sufficient to effect the complete discharge, dismissal with prejudice, settlement and release of all claims, demands, rights, actions or causes of action, liabilities, damages, losses, obligations, judgments, suits, fees, expenses, costs, matters and issues of any kind or nature whatsoever, whether legal, equitable or any other type, known or unknown, contingent or absolute, suspected or unsuspected, disclosed or undisclosed, hidden or concealed, matured or unmatured, direct or derivative, representatively, or arising in any capacity, that have been, could have been, or in the future can or might be asserted in the Action or in any court, tribunal or proceeding (including, but not limited to, any claims arising under federal securities laws or under federal, state statutory or common law, or any other law, rule or regulation, including the law of any jurisdiction outside of the United States) by or on behalf of any member of the Class (whether individual, class, derivative, representative, legal, equitable or any other type or in any other capacity) (the “Releasing Persons”) against Defendants and/or their respective families, parent entities, associates, affiliates, divisions, joint ventures, or subsidiaries, and each and all of their respective past, present or future officers, directors, stockholders, principals, agents, representatives, employees, attorneys, financial or investment advisors, appraisers, and any other advisors, consultants, accountants, investment bankers, commercial bankers, trustees, engineers, insurers, co-insurers and reinsurers, trustees, general or limited partners or partnerships, limited liability companies, members, heirs, executors, personal or legal representatives, estates, administrators, predecessors, successors and assigns (collectively, the “Released Persons”), whether or not any such Released Persons were named, served with process or appeared in the Action, which have arisen, could have arisen, arise now or hereafter arise out of, or relate in any manner to the allegations, facts, events, acquisitions, matters, acts, occurrences, decisions, conduct, statements, representations, misrepresentations, omissions, or any other matter, thing or cause whatsoever, or any series thereof, embraced, involved or set forth in, could have been raised in, or referred to or otherwise related in any way to: (i) the claims or allegations asserted by Plaintiffs in the Action, (ii) the Transaction, the Merger Agreement, or any amendment to the Merger Agreement; (iii) the Recommendation Statement or the Tender Offer documents on Schedule TO; (iv) the fiduciary obligations of any of the Defendants or Released Persons in connection with the Transaction, the Merger Agreement, or any amendment to the Merger Agreement; (v) the negotiations in connection with the Transaction, the Merger Agreement, any amendment to the Merger Agreement, or any other agreements, contracts, actions, or approval relating in any way to the Transaction; or (vi) the public statements or disclosures or disclosure obligations of any of the Defendants or Released Persons leading up to or in connection with the Transaction, the Merger Agreement, or any amendment to the Merger Agreement (collectively, the “Settled Claims”) provided, however, that the Settled Claims shall not include any rights available under Delaware law to seek an appraisal of the value of the shares pursuant to Section 262 of the Delaware General Corporation Laws; the foregoing releases in this paragraph are not intended to be an exhaustive or complete list, but are merely for illustrative purposes.

g.                                      the Releasing Persons will waive their rights under applicable state law, federal law, foreign law or common law to the extent such laws may have the effect of limiting the releases set forth above.  The Stipulation shall include a specific waiver by the Releasing Persons of all claims which the Releasing Persons do not know or expect to exist at the time of the release, and any rights pursuant to California Civil Code section 1542 (or any similar, comparable or equivalent provision of the law of any other jurisdiction), which provides:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

h.                                      the Settlement is subject to the Court’s final approval and will not be binding upon any party hereto until Final Court Approval.  If the Settlement does not become final for any reason, Defendants reserve the right to oppose certification of any class in future proceedings; and

i.                                          subject to the Order of the Court, pending final determination of whether the Settlement should be approved, the Releasing Persons are barred and enjoined from commencing, prosecuting, instigating or in any way participating in the commencement or prosecution of any action asserting any Settled Claims, either directly, representatively, derivatively or in any other capacity, against any Released Person;

j.                                          Defendants shall have the right to terminate the Settlement if members of the putative Plaintiffs class who collectively own more than 5.00% of the outstanding shares of IDM common stock opt out to the proposed Settlement;

k.                                       that the terms of the Stipulation, including the entry of final judgment, the release of all claims, and the payment of any awards of attorneys’ fees or other consideration (as set forth below), are expressly conditioned upon the Merger becoming effective under Delaware law.

6.                                       The Parties agree that the Action shall be stayed pending Final Court Approval of the Settlement.  Plaintiffs agree that they will not take any action or make any filing in the Action, including but not limited to, filing any motion or pleading seeking expedited discovery, or any motion or pleading of any kind that seeks to enjoin, either temporarily or permanently, the Merger or the stockholder vote regarding the Merger.  The Parties further agree that they shall cooperate in opposing any subsequently-filed similar action.  No Defendant waives any defense based on the lack of personal jurisdiction or insufficiency of service of process by reason of entry into this MOU or execution of the Settlement Documents or by the presentation thereof to the Court.  The Defendants time to answer or otherwise respond to the Complaint is extended indefinitely.

7.                                       IDM, or its successor-in-interest, shall be responsible for the costs of SEC filings, administration and notice of the Settlement to the Class, and the Parties will attempt in good faith to do so by publication in the Investor Business Daily or other publication mutually agreed-upon by the Parties.  Notwithstanding the aforementioned, in the event that the Court requires the Parties to provide notice in addition to or in the place of the publication notice referenced in the preceding sentence, IDM, or its successor-in-interest, shall be responsible for the cost of notice in connection with this Settlement.

8.                                       The Stipulation and Settlement described herein shall be subject to and contingent upon (1) consummation of the Merger as contemplated by the Merger Agreement, (2) entry of an Order and Judgment by the Court (substantially in the form submitted by the Parties or as thereafter modified pursuant to an agreement of the Parties) approving the Settlement and Stipulation, and dismissing the Action on the merits with prejudice (“Judgment”), and (3) “Finality” of the Judgment following appeal or expiration of the deadline to appeal, meaning: (i) if no appeal is filed with respect to the Judgment, the expiration date of the time provided for under the corresponding rules of the applicable court or statute for filing or noticing any appeal; or (ii) if an appeal is filed from the Judgment, the date of (A) final dismissal of such appeal, or the final dismissal of any proceeding on certiorari or otherwise to review the Judgment; or (B) final affirmance of such appeal, the expiration of the time to file a petition for a writ of certiorari or other form of review, or the denial of a writ of certiorari or other form of review of the Judgment, and, if certiorari or other form of review is granted, the date of final affirmance following review pursuant to that grant (the “Final Court Approval”).  Should Final Court Approval not be granted, the proposed Settlement and MOU shall be null and void and of no force and effect, and shall not be deemed to prejudice in any way the position of any party to the Action with respect to the Action and their claims.  Further, neither the existence of this MOU nor its contents shall be admissible in evidence or shall be referred to for any purpose in this litigation or in any other litigation or proceeding except to enforce the terms hereof.

9.                                       Subsequent to reaching agreement on the substantive terms of the Settlement, the Parties have negotiated attorneys’ fees and agreed that Plaintiffs’ counsel in the Action may apply to the Court for an award of fees and expenses of no more than $250,000.00.  Defendants shall not oppose such application.  Subject to Court approval, as part of the Settlement, IDM, or its successor(s)-in-interest, shall pay or cause to be paid to Plaintiffs’ counsel no more than the Court shall approve, up to and including $250,000.00 in fees and expenses in the aggregate, such amount being paid to Levi & Korsinsky, LLP, within ten (10) business days from Final Court Approval.  All Parties agree that, notwithstanding anything in this MOU to the contrary, or any order of the Court making or approving an attorneys’ fee award, in no event shall IDM or its successors be obliged to pay to Plaintiffs, the Class or Plaintiffs’ counsel any amount in excess of $250,000.00 for any attorneys’ fees, costs and expenses in connection with the Action (other than those expenses incurred in disseminating the notice of Settlement), and in no event shall any Defendant other than IDM or its successors be obliged to pay any part of the attorneys’ fee award or any of Plaintiffs’ attorneys’ fees, costs and expenses.  Subject to the approval of the Court, Levi & Korsinsky shall allocate any attorneys’ fee award among counsel for Plaintiffs in the Action. The failure of the Court to approve the attorneys’ fees and expenses as set forth herein, in whole or in part, shall have no effect on the other terms of the Settlement set forth in the Stipulation.  In the event the Court’s order is reversed or modified as a result of any appeal or successful collateral attack, Plaintiffs’ counsel shall refund to IDM or its successor(s)-in-interest the advanced amount and all interest accrued or accumulated thereon consistent with such reversal or modification.

10.                                 Except as set forth herein, IDM shall have no obligation to pay any fees or expenses, including attorneys’ fees, to Plaintiffs or any other Class member.

11.                                 This MOU may be executed in counterparts by any of the signatories hereto and as so executed shall constitute one agreement.

12.                                 Each of the attorneys executing this MOU has been duly empowered and authorized by his/her respective client(s) to do so.

13.                                 This MOU represents the full understanding of the Parties as of the date hereof with respect to the subject matter hereof.  It may be modified or amended only by a writing signed by all the signatories hereto.

14.                                 Plaintiffs and their counsel represent and warrant that none of Plaintiffs’ claims or causes of action referred to in this MOU, or any claims or causes of action that could have been alleged in the Action, have been assigned, encumbered, or in any manner transferred in whole or in part.  By signing this MOU, Plaintiffs and Plaintiffs’ counsel further warrant and represent that the named Plaintiffs are shareholders of IDM.  Plaintiffs and their counsel further represent that they are not aware of any alleged breaches of fiduciary duty concerning any other IDM filings or press releases beyond those alleged in the Action.

15.                                 Return of Documents.  Counsel for the Plaintiffs agree that within ten (10) days of receipt of a written request by any producing party following Final Court Approval, they will return to the producing party all discovery material obtained from any of the Defendants or Defendants’ Affiliates in the Action (herein “Discovery Material”), or certify in writing that such Discovery Material has been destroyed.  The parties agree to submit to the Court any dispute concerning the return or destruction of Discovery Material.

16.                                 Execution in Counterparts.  This MOU may be executed in multiple counterparts by the signatories hereto, including by email in PDF format or by telecopier, and as so executed shall constitute one agreement.

17.                                 Successors, Assigns and Third Party Beneficiaries.  This MOU shall be binding upon and inure to the benefit of the parties (including members of the Class) and their respective agents, executors, heirs, successors and assigns; provided, that no party shall assign or delegate its rights or responsibilities under this MOU without the prior written consent of the other parties hereto.  The Released Persons are intended third party beneficiaries under this MOU entitled to enforce this MOU in accordance with its terms.

18.                                 Severability.  Should any part of this MOU be rendered or declared invalid by a court of competent jurisdiction, such invalidation of such part or portion of this MOU should not invalidate the remaining portions thereof, and they shall remain in full force and effect.

19.                                 Representation of Named Plaintiffs.  Named Plaintiffs represent and warrant that they have been stockholders in IDM throughout the period covered by the Action and the Settlement and have not assigned, encumbered, or in any manner transferred in whole or in part the claims in the Action.

20.                                 Except as otherwise provided herein, this MOU shall be binding upon and shall inure to the benefit of the Parties and their respective agents, successors, executors, heirs and assigns.

21.                                 This MOU shall be governed by the law of Delaware.

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	LEVI & KORSINSKY, LLP	Dated: June 17, 2009

By:	/s/ Eduard Korsinsky
Eduard Korsinsky Juan E. Monteverde 30 Broad Street, 15th Floor New York, NY 10004 Tel (212) 363-7500 Fax (212) 363-7171 Attorneys for Plaintiffs

	COOLEY GODWARD KRONISH LLP	Dated: June 17, 2009

By:	/s/ Koji F. Fukumura

Koji F. Fukumura
4401 Eastgate Mall
San Diego, CA 92121
Tel (858) 550-6008
Fax (858) 550-6420
Attorneys for Defendant IDM Pharma,
Timothy Walbert, Michael Grey, John
McKearn, Robert Beck, and Gregory Tibbits

	WILMER CUTLER PICKERING HALE & DORR LLP	Dated: June 18, 2009

By:	/s/ Michael G. Bongiorno
Matthew Benedetto Michael G. Bongiorno 399 Park Avenue New York, NY 10022 Tel (212) 937-7220 Fax (212) 230-8888
Attorneys for Defendants Takeda America Holdings, Inc. and Jade Subsidiary Corporation